SEC 15026323 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCS Transactions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante + Moran PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 5/20/15

CCS Transactions, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of CCS Transactions, LLC

We have audited the accompanying financial statements of CCS Transactions, LLC (a Minnesota corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CCS Transactions, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CCS Transactions, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information Pursuant to Rule 17-a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of CCS Transactions, LLC's financial statements. The supplemental information is the responsibility of CCS Transactions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Chicago, IL

February 26, 2015

Plante & Moran, PLLC

CCS Transactions, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Current Assets		
Cash	$	76,116
Prepaid expenses		2,503
Total Assets	$	78,619
Liabilities and Member's Capital		
Liabilities		
Accounts Payable	$	2,828
Other - Due to related party		2,734
Total Liabilities		5,562
Member's Capital		73,057
Total liabilities and member's capital	$	78,619

The accompanying notes are an integral part of the financial statements.

CCS Transactions, LLC

Statement of Operations and Member's Capital
Year Ended December 31, 2014

Revenue - Fees	$ 1,353,793
Expenses	
Salaries	648,286
Professional fees	28,011
Regulatory fees	16,429
Travel	10,085
Shared general and administrative expenses	135,742
Total Expenses	838,553
Net Income	515,240
Member's Capital, Beginning of Year	57,817
Distribution to Member	500,000
Member's Capital, End of Year	$ 73,057

CCS Transactions, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net income	$ 515,240
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in assets:	
Receivables	10,500
Prepaid expenses and deposits	(1,875)
Increase (decrease) in liabilities:	
Accounts payable	(472)
Due to related party	(15,203)
Net Cash Provided by Operating Activities	508,190
Net Cash Used in Financing Activities - Distribution to member	(500,000)
Net Increase in Cash	8,190
Cash - Beginning of Year	67,926
Cash - End of Year	$ 76,116

CCS Transactions, LLC

Notes to Financial Statements

Note 1 - Industry Operations

CCS Transactions, LLC (the Company) is a Minnesota limited liability company that is a limited broker-dealer, for the purpose of offering merger and acquisition services as well as private placements. The Company provides financial advisory and investment banking services to institutional clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is wholly owned by Chartwell Financial Advisory, LLC (Member).

Note 2 - Summary of Significant Accounting Policies

Aspects of a Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash - The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

Revenue Recognition - The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an agreement; (2) the service has been provided to the client; (3) the collection of the Company's fees is reasonably assured; and (4) the amount of fees to be paid by the client is fixed or determinable. The Company provides professional services to its clients and revenues are recognized in the period that they are deemed to be earned and collectible under the accrual method of accounting using the proportional performance model. In the proportional performance model, revenue is recognized using the pattern in which benefits to the customer are fulfilled over the term of the engagement agreement. Transaction success fee revenues are recognized upon completion of the transaction and when the fees are billable to the client.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

Subsequent Events - Effective January 1, 2015, the Company's Member, Chartwell Financial Advisory, LLC, reorganized in a tax free exchange that did not involve any capital funding and operates as Chartwell Financial Advisory, Inc. In addition, affiliate Chartwell Business Valuation, LLC merged into surviving entity, Chartwell Financial Advisory, Inc. on January 1, 2015. As a result of this reorganization, the Company is wholly owned by Member, Chartwell Financial Advisory, Inc. and this reorganization did not affect operations of the Company other than modifications to an expense-sharing agreement.

The Company has evaluated other subsequent events through February 26, 2015, the date the financial statements are available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $70,554, which was $65,554 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 0.08 to 1.

Note 4 - Related Party Transactions

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. As of December 31, 2014, the Company owed the Member $2,734 under this agreement.

Note 5 - Major Clients

For the year ended December 31, 2014, the Company had two major clients, with fees from each of these clients amounting to more than 10% of total net revenues. The percentage of net revenue from each such client was 46% and 21% for the year ended December 31, 2014, respectively. The percentage of net accounts receivable from these clients was 0% of the total net accounts receivable balance as of December 31, 2014.

Report of Independent Accounting Firm on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Member
CCS Transactions, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of CCS Transactions, LLC as of and for the year ended December 31 2014, and our report thereon dated February 26, 2015, which expressed an unqualified opinion on those financial statements, appears on page one. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10-12 and required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Chicago, IL
February 26, 2015

CCS Transactions, LLC

Schedule I - Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2014

Broker or Dealer: CCS TRANSACTIONS, LLC — As of December 31, 2014

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition			$	73,057	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$		[3490]
3.	Total ownership equity qualified for Net Capital			$	73,057	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$	-	[3520]
	B. Other (deductions) or allowable credits (List)			$	-	[3525]
5.	Total capital and allowable subordinated liabilities			$	73,057	[3530]
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,503	[3540] *			
	B. Secured demand note deficiency	$ -	[3590]			
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]			
	D. Other deductions and/or charges	-	[3610]	$	2,503	[3620]
7.	Other additions and/or allowable credits (List)			$	-	[3630]
8.	Net Capital before haircuts on securities positions			$	70,554	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$ -	[3660]			
	B. Subordinated securities borrowings	$ -	[3670]			
	C. Trading and investment securities:					
	1. Exempted securities	$ -	[3735]			
	2. Debt securities	$ -	[3733]			
	3. Options	$ -	[3730]			
	4. Other securities	$	[3734]			
	D. Undue concentration	$ -	[3750]			
	E. Other (List)	$ -	[3736]		-	[3740]
10.	Net Capital			$	70,554	[3750]

* Total non-allowable assets balance consists of prepaid expenses.

See independent auditor's report on supplementary information required
By Rule 17a-5 of the Securities Exchange Act of 1934.

CCS Transactions, LLC

Schedule I - Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2014

Broker or Dealer: CCS TRANSACTIONS, LLC As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (AI/12.5%)			$	371	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14. Excess Net Capital (line 10 less 13)			$	65,554	[3770]
15. Net capital less greater of 10% of line 18 or 120% of line 12			$	64,553	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition			$	5,562	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18. Total aggregate indebtedness			$	5,562	[3840]
19. Percentage of aggregate indebtedness to Net Capital (line 18 ÷ line 10)			%	7.88	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23. Net Capital requirement (greater of line 21 or 22)	$	-	[3760]
24. Excess Net Capital (line 10 less 23)	$	-	[3910]
25. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CCS Transactions, LLC

Schedule I - Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2014

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

CCS Transactions, LLC

Schedule II - Computation of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2014

The Company claimed an exemption from Rule 15c3-3 based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

The Company claimed an exemption from the provisions of 17 C.F.R. § 15c3-3(k) based on not maintaining or holding customer funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with its customers through one or more bank accounts, each to be designated as "Special Account for the exclusive benefit of customers, conditions set forth in 17 C.F.R. §240.15c3-3(k):(2)(i) of the rule.

CCS Transactions, LLC

Exemption Report to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934
December 31, 2014

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- CCS Transactions, LLC is a broker/dealer registered with the SEC and FINRA
- CCS Transactions, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014
- CCS Transactions, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i) of the rule, of which, the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)

- CCS Transactions, LLC has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014, without exception.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of CCS Transactions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CCS Transactions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CCS Transactions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(i) (the "exemption provisions") and (2) CCS Transactions, LLC stated that CCS Transactions, LLC met the identified exemption provisions throughout the period in which the provisions of 17 C.F.R. §15c3-3 applied, from June 1, 2014 through December 31, 2014 without exception. CCS Transactions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCS Transactions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, IL

February 26, 2015